Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

DoorDash, Inc.:

We consent to the use of our report dated June 30, 2020, except for Note 17, which is as of November 13, 2020, with respect to the consolidated balance sheets of DoorDash, Inc. (the Company) as of December 31, 2018 and 2019, and the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes, included herein, and to the reference to our firm under the heading “Experts” in the prospectus.

Our report refers to a change in the Company’s method of accounting for leases due to the adoption of Financial Accounting Standards Board Accounting Standards Codification 842, Leases, effective January 1, 2019.

/s/ KPMG LLP

San Francisco, California

December 4, 2020